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File No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-57

NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
Filed under section 33(a) of the
Public Utility Holding Company Act of 1935, as amended

AES Tietê S.A.
(Name of foreign utility company)

THE AES CORPORATION
1001 N. 19th Street
Suite 2000
Arlington, Virginia 22209
(Name of filing company, if filed on behalf of foreign utility company)

The Commission is requested to mail copies of all correspondence relating to this Notification to:

    Ashley A. Meise
    The AES Corporation
    1001 N. 19th Street
    Suite 2000
    Arlington, Virginia 22209

    Earle H. O'Donnell
    Andrew B. Young
    Dewey Ballantine LLP
    1775 Pennsylvania Avenue, N.W.
    Washington, D.C. 20006

ITEM 1

        Foreign utility status is claimed by AES Tietê SA ("Tietê"), a company incorporated under the laws of Brazil, with its business address at Pca. Prof. Jose Lannes 40, Edificio Berrini—17o Andar, Brooklin Novo, Sao Paulo, SP 04571-10, which was previously known as Companhia de Geracaco de Energia Eletrica Tiete. The AES Corporation ("AES") previously filed a U-57 notification on behalf of Companhia de Geracao de Energia Eletrica Tiete on December 9, 1999.

        Tietê is a 2,644 MW generation company which sells all its output in Brazil.

        The AES Corporation ("AES") indirectly owns 50% plus one share of the total voting stock and 46.14% of the total capital stock of Tours Holdings S.A. ("Tours Holdings"), a holding company incorporated under the laws of Brazil, which owns indirectly 71.27% of the voting stock and 42.67% of the total capital stock of Tietê. The remaining voting and capital stock of Tours Holdings is indirectly owned by Banco Nacional de Desenvolvimento Economico e Social ("BNDES") and the remaining voting and capital stock of Tietê is publicly held.

        AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act"). The AES Corp., Holding Company Act Release No. 27363 (Mar. 23, 2001). BNDES is the National Development Bank of Brazil, a Brazilian government-owned corporation.

ITEM 2

        Tietê has one domestic associate public utility company, Indianapolis Power and Light Company ("IPL"). IPL's common equity is wholly owned by IPALCO Enterprises Inc., which, in turn, is a wholly-owned subsidiary of AES. IPL has not made any investment in, nor has any contractual relationship with, Tietê, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

        By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the Securities and Exchange Commission with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and (2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.

        The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ ASHLEY A. MEISE Ashley A. Meise Assistant General Counsel The AES Corporation 1001 N. 19th Street, Suite 2000 Arlington, Virginia 22209 (703) 292-0817
Dated: December 24, 2003

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  ITEM 1
  ITEM 2
  EXHIBIT A